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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 6)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Liberty Livewire Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                    530709104
                                 (CUSIP Numbers)


                             Charles Y. Tanabe, Esq.
                    Senior Vice President and General Counsel
                            Liberty Media Corporation
                            9197 South Peoria Street
                            Englewood, Colorado 80112
                                 (720) 875-5400

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

           December 22, 2000, February 1, 2001 and February 23, 2001
            (Dates of Events which Require Filing of this Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


           Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


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CUSIP NO. 530709104 (Class A Common Stock of Liberty Livewire Corporation)

                NAMES OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      1
                Liberty Media Corporation
                84-1288730

      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                (a) [   ]

                (b) [ X ]

      3         SEC USE ONLY

      4         SOURCE OF FUNDS 00

      5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

      6         CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              49,058,073 (1)
                                    8       SHARED VOTING POWER
                                            0
                                    9       SOLE DISPOSITIVE POWER
                                            49,058,073 (1)
                                    10      SHARED DISPOSITIVE POWER
                                            0

      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,058,073(1)

      12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES [  ]

      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                90.1% (1)

      14        TYPE OF REPORTING PERSON
                CO

(1) The Reporting Person beneficially owns 49,058,073 shares of the Issuer's Class B Common Stock (as defined herein) and no other shares of the capital stock of the Issuer. Each share of the Issuer's Class B Common Stock is convertible, at the option of the holder, into one share of the Issuer's Class A Common Stock (as defined herein). The 49,058,073 shares of the Issuer's Class B Common Stock beneficially owned by the Reporting Person represent 100% of the outstanding shares of the Issuer's Class B Common Stock, as of March 9, 2001; these shares also represent approximately 90.1% of the Issuer's currently outstanding equity, which consists of the Issuer's Class A and Class B Common Stock, and approximately 98.9% of the total voting power of the Issuer's Class A and Class B Common Stock.


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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (AMENDMENT NO. 6)

                                  STATEMENT OF

                            LIBERTY MEDIA CORPORATION

        PURSUANT TO SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  IN RESPECT OF

                          LIBERTY LIVEWIRE CORPORATION
                   (FORMERLY KNOWN AS THE TODD-AO CORPORATION)


           This Statement on Schedule 13D/A (this "Statement") amends certain items of the Statement on Schedule 13D filed by Liberty Media Corporation, a Delaware corporation (the "Reporting Person"), on January 20, 2000 (the "Original Filing"), as amended by Statements on Schedule 13D/A filed by the Reporting Person on January 20, 2000, June 7, 2000, July 26, 2000, August 3, 2000 and October 31, 2000 (collectively, the "Prior Filing"), as set forth below. All capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Prior Filing.

ITEM 1.         SECURITY AND ISSUER.

           The Reporting Person is filing this Statement with respect to shares of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Liberty Livewire Corporation (formerly known as The Todd-AO Corporation), a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 520 Broadway, Suite 500, Santa Monica, California 90401.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS.

           The Reporting Person fulfilled its obligations under the Amended Stock Option Fulfillment Agreement (as defined in Item 6) and its obligation to make advances pursuant to the Credit Agreement (as defined in Item 6), and intends to fulfill any further obligations to make advances pursuant to the Credit Agreement, through the Reporting Person's general working capital. The amount of such funds is also provided in Item 6.

ITEM 4.         PURPOSE OF TRANSACTION.

           The Issuer and the Reporting Person entered into the Amended Stock Option Fulfillment Agreement in order to amend the Stock Option Fulfillment Agreement to reduce the amount


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required to be paid by the Reporting Person to the Issuer under that agreement in connection with the exercise of outstanding Rollover Options by the amounts received by the Issuer in payment of the exercise prices of such Rollover Options, and to reduce correspondingly the number of shares of the Issuer's Class B Common Stock issuable to the Reporting Person in exchange for such funding. The Issuer and the Reporting Person entered into the Credit Agreement in order for the Reporting Person to provide funding to the Issuer.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

           The Reporting Person's interest in the securities of the Issuer has changed since October 31, 2000, the date the Reporting Person last filed an amendment to the Original Filing, due to the recent utilization by the Issuer of its rights under the Stock Option Fulfillment Agreement and advances made under the Credit Agreement, as described in Item 6, which is incorporated herein by reference. Information regarding the Reporting Person's total interest in the securities of the Issuer is set forth on the first page of this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           In February 2001, the Reporting Person and the Issuer entered into an Amended and Restated Stock Option Fulfillment Agreement (the "Amended Stock Option Fulfillment Agreement"), which is dated as of June 10, 2000 (the date of the previously reported Stock Option Fulfillment Agreement, which it amends and restates in its entirety). A copy of the Amended Stock Option Fulfillment Agreement is attached as Exhibit 7(a) to this Statement and is incorporated herein by reference. The Amended Stock Option Fulfillment Agreement amends the Stock Option Fulfillment Agreement by reducing the amount required to be paid by the Reporting Person to the Issuer under that agreement in connection with the exercise of outstanding Rollover Options by the amounts received by the Issuer in payment of the exercise prices of such Rollover Options, and reducing correspondingly the number of shares of the Issuer's Class B Common Stock issuable to the Reporting Person in exchange for such funding. Pursuant to the Amended Stock Option Fulfillment Agreement, the Issuer issued 296,039 shares of the Issuer's Class B Common Stock to the Reporting Person on February 23, 2001 and in consideration of the receipt from the Reporting Person of $5,093,077.97 pursuant to the Amended Stock Option Fulfillment Agreement. That transaction under the Amended Stock Option Fulfillment Agreement supersedes the previously reported terms of the Stock Option Fulfillment Agreement, which could have resulted in the issuance of 384,256 shares of the Issuer's Class B Common Stock; however, the earlier transaction was never completed, as a result of the negotiations that ultimately resulted in the execution of the Amended Stock Option Fulfillment Agreement.

           In connection with the Reporting Person's acquisition of 100% of the outstanding capital stock of Video Services Corporation on December 22, 2000, and the Reporting Person's subsequent contribution of Video Services Corporation to the Issuer (the "VSC Acquisition"), the Reporting Person and the Issuer entered into a First Amended and Restated Credit Agreement, dated as of December 22, 2000 (the "Credit Agreement"). A copy of the Credit Agreement is attached as
Exhibit 7(b) to this Statement and is incorporated herein by reference.

           On January 26, 2001, the Issuer executed and delivered to the Reporting Person a convertible promissory note, dated December 22, 2000 (the "First Convertible Note"), evidencing loans by the Reporting Person to the Issuer under the Credit Agreement in connection with such acquisition in the aggregate original principal amount of $92,453,571. The First


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Convertible Note is convertible into shares of the Issuer's Class B Common
Stock at a conversion price of $10.00 per share, or an aggregate of 9,245,357 shares of the Issuer's Class B Common Stock. A copy of the First Convertible
Note is attached as Exhibit 7(c) to this Statement and is incorporated herein by reference. The Issuer used the proceeds of the First Convertible Note in connection with the VSC Acquisition.

           On February 1, 2001, the Issuer issued to the Reporting Person a convertible promissory note under the Credit Agreement (the "Second Convertible Note"), in the aggregate principal amount of $82,000,000. The Second Convertible
Note is convertible into shares of the Issuer's Class B Common Stock at a conversion price of $10.00 per share, or an aggregate of 8,200,000 shares of the Issuer's Class B Common Stock. A copy of the Second Convertible Note is attached as Exhibit 7(d) hereto and is incorporated herein by reference. The Issuer used the proceeds of the Second Convertible Note in connection with its acquisition of the assets of Group W Network Services from Viacom Inc. and certain of its affiliates on February 1, 2001.

           From time to time after the date of this report, the Issuer may be entitled to borrow up to $34,000,000 in additional convertible loans under the Credit Agreement for other purposes allowed under the terms of that agreement. If additional convertible loans are incurred by the Issuer under the Credit Agreement, the Reporting Person would have the right to acquire additional shares of the Issuer's Class B Common Stock on conversion of such loans, on substantially the same terms as the First and Second Convertible Notes.

           After giving effect to the transactions described above, the Reporting Person beneficially owns 49,058,073 shares of the Issuer's Class B Common Stock as of the date hereof. Based on information provided by the Issuer to the Reporting Person, these shares of Class B Common Stock represent 100% of the Issuer's Class B Common Stock outstanding, on a fully diluted basis, and approximately 90.1% of the total equity of the Issuer, which consists of the Issuer's outstanding Class A and Class B Common Stock, and 98.9% of the total voting power of the Issuer.

ITEM 7.         MATERIALS TO BE FILED AS EXHIBITS.

       7(a)         Amended and Restated Stock Option Fulfillment Agreement

       7(b)         First Amended and Restated Credit Agreement

       7(c)         Promissory Note, dated December, 22, 2000

       7(d)         Promissory Note, dated February 1, 2001

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                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 2001.


                                       LIBERTY MEDIA CORPORATION



                                       By:  /s/ Vivian J. Carr
                                            ----------------------------------
                                            Name:  Vivian J. Carr
                                            Title: Senior Vice President


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                                  EXHIBIT INDEX

Exhibit No.           Exhibit

       7(a)           Stock Option Fulfillment Agreement

       7(b)           First Amended and Restated Credit Agreement

       7(c)           Promissory Note, dated December 22, 2000

       7(d)           Promissory Note, dated February 1, 2001

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